UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

10-14F, Block A, Platinum Towers
No.1 Tairan 7th Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Announces Completion of Disposal of Virtual Bank Business

As previously announced in the Form 6-K filed by OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) on November 14, 2023, the Company entered into a share purchase agreement with Lufax Holding Ltd (“Lufax”) and Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”) for the proposed transfer of the entire issued share capital of Jin Yi Tong Limited which indirectly holds 100% of the issued share capital of PAOB to Lufax at a consideration of HK$933 million in cash. The Company used to carry out its virtual bank business through PAOB.

On April 2, 2024, all conditions precedent to the closing have been met, and the transaction is closed. Consequently, Jin Yi Tong Limited, Jin Yi Rong Limited and PAOB have ceased to be subsidiaries of OneConnect and are no longer consolidated into the financial statements of OneConnect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 2, 2024